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                              May 2, 2022

       Yigal Shusteri
       Chief Executive Officer
       Invex Ltd.
       401 Ryland Street, Suite 200-A
       Reno, NV 89502

                                                        Re: Invex Ltd.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 19,
2022
                                                            File No. 024-11860

       Dear Mr. Shusteri:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. You state that you have designed a platform that allows merchants and users to convert gift cards to virtual
currency allowing the transfer of credit from one card to another.
                                                        Please disclose whether
the you intend to use a distributed ledger or a blockchain as part of your platform and
whether the Gift coins you have developed are crypto assets for which you intend to use
a distributed ledger or blockchain to track and transfer the Gift coins. We may have
additional comments after reviewing your revised disclosure.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Yigal Shusteri
Invex Ltd.
May 2, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any other questions.



FirstName LastNameYigal Shusteri                          Sincerely,
Comapany NameInvex Ltd.
                                                          Division of
Corporation Finance
May 2, 2022 Page 2                                        Office of Finance
FirstName LastName